SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): NOVEMBER 1, 2005

THE ARISTOTLE CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	0-14669	06-1165854
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

06902
(ZIP CODE)

(203) 358-8000
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Item 2.02 Results of Operations and Financial Condition.

On November 1, 2005, The Aristotle Corporation issued a press release announcing financial results for the quarter and the nine months ended September 30, 2005, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 - Press release of The Aristotle Corporation, dated November 1, 2005.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel
                and Secretary

Date: November 2, 2005

EXHIBITS

Exhibit 99.1 Press release issued November 1, 2005.

Exhibit 99.1

For Immediate Release   News Release

Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

The Aristotle Corporation Announces
2005 Third Quarter and First Nine Months Results

Stamford, CT, November 1, 2005 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today its results of operations for the third quarter and nine months ended September 30, 2005.

For the three months ended September 30, 2005, net sales increased 5.9% to $58.6 million from $55.4 million in the third quarter of 2004, and earnings before income taxes increased 11.8% to $10.1 million from $9.0 million. For the nine months ended September 30, 2005, net sales increased 8.3% to $150.5 million from $139.0 million in the first nine months of 2004, and earnings before income taxes increased 14.8% to $23.1 million from $20.1 million.

Net earnings applicable to common stockholders in the third quarter of 2005 was $4.0 million, or $.23 per diluted common share, versus $5.5 million, or $.32 per diluted common share, in the third quarter of 2004. Net earnings applicable to common stockholders for year-to-date 2005 was $7.7 million, or $.44 per diluted common share, compared to $7.9 million, or $.46 per diluted common share, for year-to-date 2004.

In the quarter ended September 30, 2004, the valuation allowance that was established to reflect the estimate of Aristotle's Federal net operating tax loss carryforwards ("NOL's") that were expected to expire unutilized was reduced by $2.3 million to $8.7 million. The change in the valuation allowance related to the NOL's was predicated on the change in estimated utilization of NOL's due primarily to acquisitions and other estimates of projected taxable income. In accordance with accounting principles generally accepted in the United States of America ("GAAP"), goodwill from business acquisitions completed in the third quarter of 2004 was reduced by $.7 million and deferred tax expense decreased by $1.6 million. This adjustment, along with adjustments to other deferred tax assets, resulted in an increase of $.13 to diluted earnings per common share for the third quarter and first nine months of 2004. Based on current estimates of projected taxable income, the valuation allowance was not adjusted in the third quarter or nine month periods of 2005.

The reported net earnings are shown after deduction for Federal, state and foreign income tax provisions. The utilization of the Company's NOL's resulted in the reporting of approximately $2.8 million and $2.6 million in income tax provisions in the 2005 and 2004 third quarters, respectively, for the reduction in their previously recorded deferred tax asset. For the year-to-date periods of 2005 and 2004, respectively, $6.6 million and $5.9 million of the reported tax provisions relate to NOL utilization. The NOL utilization for the reported quarters and year-to-date periods substantially eliminated Aristotle's current Federal tax liability and allowed Aristotle to retain for other business purposes the cash that would have been used for tax payments. Except for Federal alternative minimum tax obligations arising from limitations on the NOL's in future years, Aristotle anticipates that the utilization of available NOL's will offset its Federal taxable income through 2006. At September 30, 2005, the Condensed Consolidated Balance Sheet contains a net deferred tax asset of $13.8 million, of which $9.9 million relates to the NOL's.

Net earnings applicable to common stockholders in both the 2005 and 2004 periods include the accretion of $2.2 million and $6.5 million in the third quarter and nine months, respectively, relating to dividends on Aristotle's Series I and Series J preferred stocks.

Steven B. Lapin, Aristotle's President and Chief Operating Officer, stated, "I am pleased to report 2005 operating results for the peak quarter in Aristotle's annual business cycle which reflect steady growth in your Company's core businesses. Excluding contributions from the Ginsburg and CPR Prompt acquisitions completed in late third quarter 2004, organic revenue increased 4.0% and 5.5% in the third quarter and first nine months of 2005, respectively, from the comparable periods in 2004. Further, year-to-year consolidated EBITDA increased by more than 10% for the current quarter and more than 12% for the first nine months, achieved primarily through continued efficiencies developed throughout your Company's operating divisions."

Mr. Lapin added, "Since July 2005, we have monitored closely the significant rise in petroleum prices. While costs of plastics materials and shipping certainly increased in the third quarter, Aristotle's profitability was not significantly affected as a result. Management remains alert to that situation, however, as well as to the potential impact in general of inflated energy expenses on the limited budgets of your Company's customers in its K-12 school and other markets."

Dean T. Johnson, Aristotle's Chief Financial Officer, stated, "Stockholders should note that net earnings for the 2004 three and nine month periods included the benefit of adjustments to the Company's valuation reserve related to NOL's as well as other deferred tax assets, yielding an increase in reported diluted earnings of $.13 per share. A determination at September 30, 2005 indicated that no further adjustment to the then-current deferred tax asset valuation allowance or other deferred tax assets was required at that time. Thus, after eliminating the effect of this adjustment in 2004, the diluted earnings per common share for the three and nine months ended September 30, 2005 increased $.04 (or approximately 21%) and $.11 (or approximately 33%), respectively, from the comparable periods in 2004. Further, Aristotle continues to show excellent balance sheet strength, with a long-term debt to stockholders' equity ratio of .36 at September 30, 2005, declining from .48 at September 30, 2004."

In providing EBITDA information, Aristotle offers a non-GAAP financial measure to complement its condensed consolidated financial statements presented in accordance with GAAP. This non-GAAP financial measure is intended to supplement the reader's overall understanding of Aristotle's current financial performance. However, this non-GAAP financial measure is not intended to supercede or replace Aristotle's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Net Earnings to EBITDA" schedule below. EBITDA is defined as earnings before income taxes, interest expense, other income and expense, depreciation and amortization.

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products. A selection of over 80,000 items is offered, primarily through more than 45 separate catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Life/Form®, Whirl-Pak®, Simulaids, Triarco, Spectrum Educational Supplies, Hubbard Scientific, Scott Resources, Haan Crafts, To-Sew, CPR Prompt®, Ginsberg Scientific and Summit Learning. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials, medical simulators and items for the agricultural, senior care and food industries. Aristotle has approximately 850 full-time employees at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MN, Woodstock, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are approximately 17.2 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and approximately 1.1 million shares outstanding of 11%, cumulative, convertible, voting, Series I preferred stock (NASDAQ: ARTLP); there are also approximately 11.0 million privately-held shares outstanding of 12%, cumulative, non-convertible, non-voting shares of Series J preferred stock. Aristotle has about 4,000 stockholders of record.

Further information about Aristotle can be obtained on its website, at **www.aristotlecorp.net.**

Safe Harbor under the Private Securities Litigation Reform Act of 1995

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks that could cause actual results to differ materially from those projected or suggested in such forward-looking statements. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired businesses; (iv) there is not an active trading market for the Company's securities and the stock prices thereof are highly volatile, due in part to the relatively small percentage of the Company's securities which is not held by the Company's majority stockholder and members of the Company's Board of Directors and management; (v) the ability of Aristotle to retain and utilize its Federal net operating tax loss carryforward position; and (vi) other factors identified in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, "Forward-Looking Statements," contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2004. As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its Forms 10-K, 10-Q and 8-K.

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,	
		2005	**2004**	**2005**	**2004**
Net sales	$	58,626	55,368	150,559	139,000
Cost of sales		37,222	35,199	93,845	86,811
Gross profit		21,404	20,169	56,714	52,189
Selling and administrative expense		11,060	10,885	32,848	31,170
Earnings from operations		10,344	9,284	23,866	21,019
Other expense (income):					
Interest expense		369	292	1,022	894
Interest income		(11)	(1)	(23)	(2)
Other, net		(116)	(40)	(259)	(18)
		242	251	740	874
Earnings before income taxes		10,102	9,033	23,126	20,145
Income taxes:					
Current		1,064	1,004	2,286	2,038
Deferred		2,846	411	6,665	3,686
		3,910	1,415	8,951	5,724
Net earnings		6,192	7,618	14,175	14,421
Preferred dividends		2,160	2,158	6,476	6,479
Net earnings applicable to common stockholders	$	4,032	5,460	7,699	7,942
Earnings per common share:					
Basic	$	.23	.32	.45	.46
Diluted	$	.23	.32	.44	.46
Weighted average common shares outstanding:					
Basic		17,164,155	17,120,573	17,154,462	17,110,431
Diluted		17,422,089	17,330,679	17,404,363	17,298,250

RECONCILIATION OF GAAP NET EARNINGS TO EBITDA
(in thousands)
(unaudited)

| | | Three Months Ended September 30, | | Nine Months Ended September 30, | |
		2005	2004	2005	2004
Net earnings	$	6,192	7,618	14,175	14,421
Add:					
Income taxes		3,910	1,415	8,951	5,724
Interest expense		369	292	1,022	894
Other expense (income)		(127)	(41)	(282)	(20)
Depreciation and amortization		472	488	1,362	1,348
EBITDA	$	10,816	9,772	25,228	22,367

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

Assets		September 30, 2005	December 31, 2004	September 30, 2004
		(unaudited)		(unaudited)
Current assets:				
Cash and cash equivalents	$	3,011	2,143	4,219
Investments		6,019	4,058	1,016
Accounts receivable, net		25,013	12,592	23,070
Inventories		34,963	33,356	33,348
Prepaid expenses and other		5,255	6,665	3,912
Refundable income taxes		-	49	-
Deferred income taxes		9,825	9,825	9,292
Total current assets		84,086	68,688	74,857
Property, plant and equipment, net		20,421	17,405	17,256
Goodwill		13,818	13,707	13,530
Deferred income taxes		3,969	10,594	10,952
Other assets		416	511	526
Total assets	$	122,710	110,905	117,121
Liabilities and Stockholders' Equity				
Current liabilities:				
Current installments of long-term debt	$	119	114	105
Trade accounts payable		9,436	7,192	9,320
Accrued expenses		4,747	5,833	5,981
Accrued dividends payable		-	2,158	-
Income taxes		385	-	245
Total current liabilities		14,687	15,297	15,651
Long-term debt, less current installments		28,839	24,948	32,880
Stockholders' equity:				
Preferred stock, Series I		6,601	6,580	6,580
Preferred stock, Series J		65,760	65,760	65,760
Common stock		172	171	171
Additional paid-in capital		2,773	2,310	1,288
Retained earnings (accumulated deficit)		3,368	(4,331)	(5,315)
Accumulated other comprehensive earnings		510	170	106
Total stockholders' equity		79,184	70,660	68,590
Total liabilities and stockholders' equity	$	122,710	110,905	117,121